SECUI 06005462 1ISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden

BEST AVAILABLE COPY

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66749

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH., D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: ~~Jeffries~~ Jefferies Options Execution, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., 5th floor
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Deering (312) 362-2392
(Area Code-Telephone No)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – if individual, state last, first, middle name)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

OATH OR AFFIRMATION

I, Matthew N. Hulsizer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Jefferies Options Execution, LLC,** as of December 31, 2005 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Janet M. Herr
Notary Public

Signature

Member, Board of Managers
Title

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditor's Report on Internal Control Structure.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

JEFFERIES OPTIONS EXECUTION, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

Report of Independent Auditor

To the Members of
Jefferies Options Execution, LLC

We have audited the accompanying statement of financial condition of Jefferies Options Execution, LLC (a Delaware Limited Liability Company), as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Jefferies Options Execution, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Schultz & Chez, LLP

Chicago, Illinois
February 3, 2006

Jefferies Options Execution, LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 467,818
Securities owned, at market	169,114,177
Interest and dividends receivable	828,731
Equipment, net of accumulated depreciation of $365	1,775
Other assets	216,619
Total assets	$ 170,629,120
Liabilities and members' equity	
Liabilities:	
Payable to clearing broker	$ 12,200,957
Securities sold, not yet purchased, at market	134,146,394
Interest and dividends payable	600,290
Accrued compensation	1,376,180
Accounts payable and other accrued liabilities	645,709
Total liabilities, exclusive of subordinated borrowings	148,969,530
Subordinated borrowings	16,000,000
Total liabilities	164,969,530
Members' equity	5,659,590
Total liabilities and members' equity	$ 170,629,120

See accompanying notes.

Notes to Statement of Financial Condition

1. Organization and Nature of Business

Jefferies Options Execution, LLC, (the Company), a Delaware Limited Liability Company, operates as a proprietary trader and execution provider in equity options. The Company buys and sells, acting as principal, equity securities and equity derivative financial instruments. The Company clears all proprietary transactions through its clearing broker. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (the Exchange). The Company also earns service fee income and is responsible for all execution costs of option transactions related to its participation in an options execution operation. The limited liability company operating agreement provides, among other things, that the Company shall exist in perpetuity unless terminated in a manner outlined by the agreement.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Securities are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are carried at market value based on quoted market prices. The resulting unrealized gains and losses are reflected in gains and losses on securities transactions in the statement of income. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition.

2. Significant Accounting Policies (Continued)

Receivable From and Payable to Clearing Broker

Receivables and payables relating to trades pending settlement are netted in payable to clearing broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on the Company's consolidated statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from/payables to clearing brokers and subordinated borrowings. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Equipment

Equipment is recorded at cost and depreciated on a straight-line basis over estimated useful lives.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, each member is liable for federal income taxes on its share of the taxable income of the Company.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2005, consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 135,573,668	$ 90,504,849
Equity options	33,540,509	43,641,545
	$ 169,114,177	$ 134,146,394

All equity securities may be pledged by the clearing broker on terms that permit the clearing broker to sell or repledge the securities, subject to certain limitations.

4. Related Party Transactions

Service fee income is derived solely from the Company's participation in an options execution operation owned and directed by a member of the Company. Fees earned are equal to 30% of commissions received by such member, subject to a per contract minimum, for option transactions executed by the operation. In addition, the Company is responsible for all execution costs related to commissions received on such option execution. The execution costs for the year totaled $2,001,739.

The Company pays a technology license fee to a member as consideration for certain services and a non-exclusive right to use certain licensed technology of the member. The amount of the fee is $1,000,000 annually, payable in monthly installments.

The Company paid outsourcing fees to a member for accounting and back-office operations. The accounting and back-office fees for the year were $88,000 and $46,200, respectively.

5. Subordinated Borrowings

The Company has, under a cash subordination agreement approved by the Exchange, borrowed $16 million from Jefferies Group, Inc. at an interest rate of 6% per annum. The note will mature on February 1, 2008.

To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Derivative Financial Instruments

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into transactions in exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded contracts, The Options Clearing Corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

6. Derivative Financial Instruments (continued)

Concentration of Credit Risk

The Company clears all of its trades through one clearing broker. In the event this clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of this clearing broker.

7. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission, is subject to the net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 12 1/2% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2005, the Company had net capital of approximately $9,165,000, which was approximately $8,913,000 in excess of its required net capital. At December 31, 2005, its ratio of aggregate indebtedness to net capital was less than 1:1.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

DCN	OLD PAGE	NEW PAGES
26415364	48	50
26419654	59	69
26420396	45	57
26415345	37	38
26420750	36	38
26411775	29	31
26431329	45	47
26398201	3	8
25289258	34	57
25231707	65	87
26345263	59	76
26415006	48	54
26411790	32	39
26420470	27	33
26397718	51	53
26426843	42	43
26422256	41	43
26400539	34	42
26419780	69	72
26422225	32	34
26409699	62	63
26418302	59	61

DCN	OLD PAGE	NEW PAGES
26415364	48	50
26419654	59	69
26420396	45	57
26415345	37	38
26420750	36	38
26411775	29	31
26431329	45	47
26398201	3	8
25289258	34	57
25231707	65	87
26345263	59	76
26415006	48	54
26411790	32	39
26420470	27	33
26397718	51	53
26426843	42	43
26422256	41	43
26400539	34	42
26419780	69	72
26422225	32	34
26409699	62	63
26418302	59	61
26421656	37	39
26367875	52	58
26422370	56	57
26419676	30	31
26411683	36	38
26426460	48	49
26425212	87	89
25287011	95	100
26428251	55	58
26429981	119	124
26400483	29	35
26400708	61	67
26397834	39	45
26411693	49	54
26423658	23	33
26420327	25	26
26421740	50	60
26417549	30	31
25288942	4	2
25287346	29	30